Exhibit 99.3

FOR IMMEDIATE RELEASE

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BUZZFEED ANNOUNCES ACQUISITION OF COMPLEX NETWORKS, JOINING BUZZFEED, BUZZFEED NEWS, HUFFPOST, AND TASTY

Transaction Follows Today’s Announcement of a SPAC Merger That Will Take BuzzFeed Public

Complex Networks Founder and CEO Rich Antoniello To Serve in Two-Year Strategic Advisory Role To BuzzFeed And CEO Jonah Peretti

Christian Baesler To Join BuzzFeed Management Team And Become CEO Of Complex Networks, Which Includes Complex, First We Feast, Pigeons And Planes, And Sole Collector, To Form The World’s Premier Digital Media Company

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NEW YORK (June 24, 2021) - BuzzFeed today announced that it has agreed to acquire Complex Networks - a global youth entertainment company with massive reach spanning style, food, music, sneakers and pop culture - from Hearst and Verizon. The announcement follows BuzzFeed’s disclosure that it is seeking to go public by merging with 890 Fifth Avenue Partners, a special purpose acquisition company (SPAC) with $288 million in cash in trust. BuzzFeed has also secured approximately $150 million in a primary convertible note financing led by Redwood Capital Management. The $300 million acquisition of Complex - consisting of $200 million in cash and $100M of equity in BuzzFeed - is expected to close in the fourth quarter of 2021 after the merger of BuzzFeed and 890 Fifth Avenue Partners.

Complex was co-founded by Rich Antoniello and Marc Ecko in 2002 as a media brand, and has evolved into a content powerhouse spanning digital, video, audio media, and live events with an online community that reaches a multicultural audience who share a passion for what's now and next in pop culture and style. Today, Complex Networks includes Complex (pop culture), First We Feast (food entertainment), Pigeons and Planes (music discovery), Sole Collector (sneaker news), and its festival of cultural convergence ComplexCon. Following the transaction, Complex Networks will remain editorially independent, but benefit from the application of BuzzFeed’s data science, distribution network, and lines of business - including commerce - to accelerate revenue growth.

Following this acquisition, BuzzFeed will become even better-positioned to thrive in an age of media consolidation. BuzzFeed has the strongest portfolio of brands in key categories: Complex Networks, encompassing streetwear and fashion, food, music, and pop culture; two Pulitzer Prize-winning newsrooms, BuzzFeed News and HuffPost, that hold the powerful accountable; BuzzFeed, the flagship entertainment brand that curates the internet and culture, and brings joy to its audience with quizzes, lists, and more; and Tasty Lifestyle Brands, which includes the world's largest food network and several other lifestyle brands that help its audiences live better.

“I’m incredibly excited to welcome Complex Networks to BuzzFeed. Complex is one of the most interesting and dynamic companies in the space, and a true leader in culture and entertainment,” said BuzzFeed Founder and CEO Jonah Peretti. “The fact that the Complex audience skews more male and more diverse than BuzzFeed will make our company stronger.

And I want to thank Rich Antoniello for agreeing to come on as an advisor to BuzzFeed -- he’s one of the most innovative, visionary entrepreneurs I know.”

"For nearly 20 years, Complex Networks has been an outlier and a rocketship in our industry. Our success has been our differentiated offering, building a real and loyal community, and never losing focus of our mission to champion the people, brands and new trends audiences need to know now and will obsess over next," said Rich Antoniello, Founder and CEO of Complex Networks. "In Jonah and BuzzFeed, we've found unparalleled vision; a deep respect for our company culture, brands, and editorial independence; and a partner with business lines that will enable us to take Complex Networks to an entirely new level. With this move, we're joining another rocketship and just getting started."

"BuzzFeed's unique approach to data, creativity and commerce opens up many new opportunities for Complex Networks' continued growth. Just like us, they've been deliberate and unwavering in their path to success," said Christian Baesler, President of Complex Networks. "I'm grateful to Rich for his partnership and entrusting me to lead Complex Networks through this new chapter. I'm also excited to work with Jonah and the BuzzFeed teams to expand on the incredible momentum Complex Networks has experienced over the last two decades."

When the transaction closes, Complex Networks Founder and CEO Rich Antoniello will become “founder-at-large” and shift into a two-year advisory role to BuzzFeed and CEO Jonah Peretti, providing counsel on new partnerships, acquisitions, and major strategic initiatives. Christian Baesler, currently President of Complex Networks, will assume the role of CEO. And Justin Killion, current GM and Executive Vice President for Operations & Content at Complex Networks, will become its President.

Since Rich Antoniello founded Complex Networks in 2002, the company has evolved, grown, and thrived, despite an array of headwinds and industry skeptics. Complex iterated constantly: from print to digital, launching a vertical ad network in 2007; from text to video, with the launch of Complex Video in 2012; and finally, to in-person experiences and events, with the launch of ComplexCon in 2016, the largest and most innovative media brand festival. Along the way, Complex Networks has achieved a truly diversified revenue model, reducing advertising to less than 50% by 2017--with the rest spanning across e-commerce, licensing, syndication, live and virtual events, and creative services.

Also today, BuzzFeed announced that it will merge with 890 Fifth Avenue Partners Inc., a tech, media and telecom Special Purpose Acquisition Company (“SPAC”) to become a public company. 890 Fifth Avenue Partners Inc. has $288M in cash in its trust account. The transaction includes an additional $150 million in convertible note financing led by Redwood Capital Management and including CrossingBridge Advisors, Cohanzick Management, and Silver Rock Financial. Upon closing of the transaction, the parent company will be known as BuzzFeed Inc., after the merger and be listed on the public market under the ticker symbol “BZFD.”

Additional terms of the deal were not disclosed. The transaction is subject to customary closing conditions, including regulatory approvals.

Advisors

BofA Securities is acting as financial advisor to BuzzFeed on the acquisition of Complex Networks. Fenwick & West LLP is acting as legal counsel to BuzzFeed. Allen and Co. is acting as financial advisors and Reed Smith LLP is acting as legal counsel to Complex.

About BuzzFeed

BuzzFeed is the world's leading tech-powered, diversified media company that reaches hundreds of millions globally through its cross-platform news and entertainment network. The company produces articles, lists, quizzes, videos, and original series; lifestyle content through brands including Tasty, the world's largest social food network; original reporting and investigative journalism through BuzzFeed News and HuffPost; an industry-leading affiliate business, strategic partnerships, licensing and product development through BuzzFeed Commerce; and original productions across broadcast, cable, SVOD, film and digital platforms for BuzzFeed Studios.

About Complex Networks

Complex Networks champions the people, brands and new trends you need to know now, will obsess over next, and we build consumer universes around them. We're what a modern entertainment company looks like and what others have followed since 2002. From pop culture and style (Complex), food entertainment (First We Feast), music discovery (Pigeons & Planes), sneaker news (Sole Collector) to our festival of cultural convergence (ComplexCon) -- if you want to be part of what's next and build valuable relationships with the audiences who live in it, join us at Complex Networks.

Complex Networks, formed from the acquisition of Complex Media Inc. through a joint venture by Verizon and Hearst, creates and distributes original programming with premium distributors including Netflix, Hulu, Corus, Facebook, Snap, MSG, Fuse, Pluto TV, Roku and more. Our content spans across music to movies, sports to video games, fashion to food and more. In 2016, Complex Networks launched ComplexCon in Long Beach, California, to bring the "Internet to life."

Contacts

Investor:

For 890 Fifth Avenue Partners Inc.: Chris Buffone, chris@890fifthavenue.com

For BuzzFeed: Lana Adair, BlueShirt investors@buzzfeed.com

Media:

Carole Robinson (BuzzFeed) carole.robinson@buzzfeed.com

Matt Mittenthal (BuzzFeed) matt.mittenthal@buzzfeed.com